SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

SYMYX

Moderator: Isy Goldwasser
April 29, 2010
4:00 pm CT

Operator:  Good afternoon and thank you for joining us to discuss Symyx Technologies First Quarter 2010.

Joining me on the call today are Isy Goldwasser, Chief Executive Officer and Rex Jackson, Chief Financial Officer.

Before we begin, please note that the management will make forward looking statements in this call based on the environment as management sees it today and that these statements also involve risks and uncertainties.  You should refer to the company’s press release and the SEC filings referenced there for information on risks and uncertainties that could cause actual results to differ materially from the results forecasted today.

The company expressly disclaims any obligation to update or revise information contained in these forward looking statements except as required by law.  In addition, as previously announced, the company has entered into an agreement and a plan of merger and reorganization with Accelris Inc.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

Accelris Inc currently plans to file a registration statement on Form S4 in the near term relating to the proposed transaction.  Therefore, except as consistent with public statements previously made by the company, the company is not able to comment related to the proposed merger transaction until the S4 is actually filed with the Securities and Exchange Commission.

An archived webcast of this teleconference will be available on Symyx’s webcast at www.symyx.com.  In addition, a phone replay will be available for 1 week by dialing 888-203-1112 for the U.S. and Canada and 719-457-0820 for international callers.  Reservation number 8814537.

I’ll now turn the call over to Isy Goldwasser, Symyx’s Chief Executive Officer.

Isy Goldwasser:  Thank you, Sarah.  Good afternoon everyone and thank you for joining the call today.

Today, I want to start by updating you on the status for our strategic accomplishments in the first quarter.  This has been a quarter of remarkable progress beginning with our February 11 announcement and March 1 closing of our High Productivity Research divesture where we transferred our tools business, most of our contract research services assets and components of our Lab Execution and Analysis software suite.

As part of this transaction, we provided approximately $8.6 million of positive net working capital including $6.6 million in cash plus inventories and fixed assets and receiving in return of $10 million note in common stock representing approximately 19.5% equity positioned in Freeslate.

We also retained our existing rights to royalties and license fees previously included in HPR.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

As Rex will discuss in more detail, our Q1 results reflect as discontinued operations HPR's entire operations for January and February and our post-divesture legacy contract research services for March.

As we exit Q1, we have substantially concluded our former HPR operations.  I am also pleased to report that our transition services activities at Freeslate are proceeding smoothly and we should complete those services as expected in Q2.

In Q1, we also announced a definitive agreement to merge with Accelrys.  Our goal is to create a new leader in scientific informatics software with deep domain knowledge in chemistry, biology and material science, strong enterprise software capabilities, expert professional services and a broad choice of partners.

The combined company will have more than 1350 customers including 29 of the top 30 biopharmaceutical companies, all five top chemical companies, all five top aerospace companies, three of the top five consumer packaged goods companies, a number of top U.S. Federal government agencies, as well as many top academic institutions.

The merger requires approval by respective stockholders and we need to obtain these necessary regulatory approvals including completing HSR review and meet other customary closing conditions.

We are excited about the value creation opportunities this combination offers to our shareholders and our customers, and are working diligently with Accelrys to drive the process towards closing.  We currently estimate closing in late Q2 or early Q3.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

As we work through these major changes and as Rex will review in a moment, Symyx Software executed well in Q1 on revenues, bookings, cash and expenses consistent with our expectations for 2010.

From a sales and product perspective, in Q1 we exceeded our internal bookings targets with services wins above plan.

As we mentioned in our last call, we completed our first multimillion dollar electronic lab Notebook agreement with a large Ag chemicals company.  We have supplemented that relationship with supporting services.

We also posted service wins of $0.5 million to $1 million in size with large customers in the chemicals and pharmaceutical sectors and signed ((inaudible)) deal with a large Japanese pharmaceutical company.

As we detailed 3 months ago, Symyx Notebook is poised to deliver significant growth in 2010 versus 2009.  Bookings for Symyx Notebook more than doubled from 2008 and 2009 and 2010 ELN revenue is expected to increase 50% or more over last year's level.

We currently have more than 30 Symyx Notebook pilots and processes are scheduled to begin in 2010 with biopharmaceutical, chemical and consumer packaged goods companies.  The majority of these pilots are focused on analytical chemistry.

In product development, we are building upon (them) in 2009 and a latest Symyx Notebook release 6.4 that we launched in December of 2009 as we pursue our strategy of enabling the Electronic Lab environment.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

Focusing on meeting the needs of customers who want to see more integrated solutions, we developed a series of interfaces and modules that can be used with or alongside Symyx Notebook integrating lab informatics systems from Thermo Fisher Scientific, Waters and Agilent.

Specifically, these additions provide important capabilities related to the needs of analytical laboratories and quality control labs worldwide.

Furthermore, we executed the first phase of our partnership with Thermo Fisher to integrate Symyx Notebook with Watson LIMS, the market leader in supporting pharmacokinetics research and with Waters Empower CDS and the Thermo Atlas Chromatography Data Management Systems for analytical labs.

We also made progress by achieving acceptance of our hosted (UM) solutions.  During the quarter, we signed our first hosted customer, a chemicals company, and we will be going live in May.

(Moving out) to product development, we continue to build out the utility by Isentris, an out-of-the-box solution for searching, browsing, organizing, analyzing and reporting on information used in scientific R&D.

We released Isentris with SharePoint.  It utilizes a collection of Microsoft SharePoint Web parts integrating our search/browse and data analysis tools with the SharePoint platform.  It gives the scientists access to real-time project information alongside trusted chem. informatics decision support capabilities.

Finally, we are also making progress in content.  Based on extensive customer inputs, we have redesigned our hosted content database platform.  We will be releasing DiscoveryGate 3 in June, an Internet application that requires no deployment or maintenance and includes a unified intuitive text search, full chemical structure searching and new time saving search filters.  DG 3 will include the leading Symyx Available Chemicals Directory, a trusted gold standard for over 20 years for hundreds of clients.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

Let me now turn the call over to Rex who will review our first quarter financial performance.  Rex?

Rex Jackson:  Thank you, Isy.  I will start today with a quick overview of the impact to our financial statements from the HPR divesture, discontinued operations, the classification of royalties to other income and the pending merger with Accelrys.

First, the HPR divestiture.  As we have said the HPR divesture was fundamentally a divesture of our tools business that would also include certain assets related to our contract services business and components of our LEA software suite.

The divesture did not include the few remaining research services contracts as we have said it's completely with Symyx and have managed down to wind down of personal facilities directly.

As a result and because we have closed the HPR divesture on March 1, 2010, our Q1 2010 financials reflect in discontinued operations, the net loss from 2 months of operations of both tools and research, fundamentally all of HPR and 1 month of research only.

Our Q1 2009 financials included in our press release for comparison purposes reflect the discontinued operations, the net loss from all HPR operations in that period.

Second, under GAAP from a discontinued operations perspective, we are not able to allocate any corporate overhead expenses to discontinued operations.  As a result, certain facilities and information technology expenses we have historically allocated to HPR now remain in our continuing (mix of our) operations.  And we expect to manage these expenses substantially out as we transition our operations to software only in Q2, these expenses are in software’s results for Q1 in prior periods.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

Third, as we've also announced, as part of the HPR divestiture, we've retained the existing royalty entitlements previously associated with our contract research operations.  Since these royalties were not previously and are not now directly part of our Symyx Software operations, under GAAP we are moving approximately $5.4 million of royalties for the year from revenue to other income where they will be reflect net of associated costs to maintain the patent portfolio on which these royalties are based.

And finally, due to the pending merger with Accelrys we have seen and will see increased expenses particularly in the areas of finance and legal and in incentive compensation.

To address these substantial factors, we will need to make a number of adjustments to our current non-GAAP financial measure methodology.  However, with the proposed merger with Accelrys pending and further changes that would be driven by purchase accounting in that transaction, we do not believe it is useful to adjust for non-GAAP methodology as is done.  Accordingly, we are thus not providing non-GAAP financial measures in our earnings release or in our comments today.

Turning now to the first quarter, Symyx Software revenue for Q1 was $22.1 million compared to $21.8 million for Q1 of 2009.  Licenses, content and royalties revenue was $12.1 million, up 10% versus Q1 2009 of 11 million as license revenue primarily driven by higher license revenue from our ELN platform was up 41% more than offsetting a 13% decline in content.

Service revenue for the quarter was $10 million, down from $10.7 million in Q1 2009.  Within this total, maintenance revenue was flat year-over-year at $8.6 million, while consulting services were $1.4 million versus $2.1 million for the same period a year ago.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

Though Q4 and Q1 bookings in services were good, we don’t expect to see consulting revenue trend upward until the second half of this year.

Regarding customers, our software businesses' customer base is broad with only a single customer, Merck, accounting for more than 10% of our revenue in the current quarter.

Turning now to margins, expenses and net income; gross margin for the first quarter was 72%, up from 68% for Q1 of 2009 due primarily to the relatively higher proportion of license revenues versus professional services revenues in the current quarter.

Turning to operating expenses, R&D is effectively flat to last year at $9.5 million, while SG&A is up from $9 million last year to $10.4 million this year, primarily due to expenses incurred this quarter in connection with the Accelrys transaction.

Total Q1 2010 operating expenses were $22.1 million compared to $20 million in Q1 2009.  Excluding transaction expenses, restructuring costs and the non-continuing expenses we cannot allocate the discontinued operations this quarter, and we are well in line with our expense expectations.

Our GAAP net loss for continuing operations in the first quarter of 2010 was $2.6 million or 7 cents per share.  This compared with the GAAP net loss from continuing operations of $2.1 million or 9 cents per share in the first quarter of 2009.

From a discontinued operations’ perspective, we incurred a GAAP net loss of $6.9 million or 20 cents per share.  Again these operations consisted of our HPR business unit for the first 2 months of the quarter prior to the March 2010 divestiture and our substantial completion of all remaining contract research services following the divestiture.

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

The loss includes impairment charges of approximately $6.1 million mainly with respect to lease-hold improvements, a loss on the HPR divestiture of $1.2 million and additional restructuring costs of $1 million.

Cash and cash equivalents at March 31, 2010 were $79.4 million, down slightly from $81.8 million at December 31, 2009 as the HPR divesture working capital commitments, restructuring expenses and some late collections on two larger deals offset our seasonally higher collections.

Given my earlier comments, we are not in a position to provide non-GAAP guidance.  However, we can confirm our expectations that Symyx Software revenues for the year will be in a range of $82 to $87 million, consistent with our original expectations for the year of $87 to $92 million for the company as a whole as the forecasted $5.4 million royalties moved from revenue to other income.

So, again from an expense perspective, our direct expenses remain on track to our original plan for the year.

Thank you and now, I will turn it back to Isy for closing comments.

Isy Goldwasser:  Thank you Rex.  In summary, we are pleased to complete the Symyx’s transition to a pure play software company, and hope we are delivering solid results in Symyx Software this year and excited about the opportunity to join with Accelrys, pursue exciting growth opportunities and create a leading force in a market with scientific informatics solutions.

Thank you.  Now I will open up the call for questions.  Operator?

SYMYX
Moderator: Isy Goldwasser
04-29-10/4:00 pm CT
Confirmation # 8814537

Operator:  Thank you.  Ladies and gentlemen, if you would like to ask a question at this time, you may do so by pressing the star key followed by the digit 1 on your telephone.  If you are joining us via speakerphone, please ensure your mute function is off to allow your signal to reach our equipment, and once again that is star 1 if you would like to ask a question and we’ll pause for just a moment.  And once again, that is star 1 if you would like to ask a question.

Isy Goldwasser:  I will just close the call here and I appreciate everyone who is listening in.  We will surely be filing new information and we will talk to our investors then again.

Operator:  Thank you and that concludes our presentation.  Thank you for your attendance.

END